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Amendment No. 1
to
FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2006

Commission File Number 000-50544

LIPMAN ELECTRONIC ENGINEERING LTD.
(Translation of registrant's name into English)

11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

        This Report is an amendment to the Report on Form 6-K filed by Lipman Electronic Engineering Ltd. with the Securities and Exchange Commission on August 23, 2006 (the "Initial Filing"). The purpose of this amendment is to correct a clerical error regarding Exhibit 3 (Form of Election) as originally filed. The filed version was not the final version from which the printed Form of Election and related documentation was generated and therefore did not contain all the formatting changes, updated mailing address for Computershare Shareholder Services, Inc. and a delivery deadline that appeared in such printed form. Corrections have been made in the attached Exhibit to reflect the final Form of Election, and except as described above, all other information and exhibits to the Initial Filing remain unchanged and are not amended hereby.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to the Report on 6-K filed August 23, 2006 to be signed on its behalf by the undersigned, thereunto duly authorized.

LIPMAN ELECTRONIC ENGINEERING LTD. (Registrant)
By:	/s/ HANA RELLER Hana Reller Corporate Secretary

Dated: August 24, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Form of Election

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EXPLANATORY NOTE
SIGNATURE
EXHIBIT INDEX